FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                               For April 15, 2002


                                 AERCO LIMITED


                              22 Grenville Street
                                   St. Helier
                                Jersey, JE4 8PX
                                Channel Islands
                ------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

          Form 20-F  X                                 Form 40-F
                    ---                                          ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

          Yes                                                 No  X
              ---                                                ---

                               INDEX TO EXHIBITS

Item
----
1. AerCo Limited Monthly Report to Noteholders for April 2002, including additional information excluded form the 6-K, filed April 11, 2002.

                                   SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated: April 15, 2002

                                            AERCO LIMITED


                                            By: /s/ Patrick J. Dalton
                                               ---------------------------------
                                               Name:  Patrick J. Dalton
                                               Title: Attorney-in-Fact

                                                                                              Item 1


                                                            AERCO LIMITED
                                                       Report to Noteholders
                                          All amounts in US dollars unless otherwise state


Month                            April-02
Payment Date                     15th of each month
Convention                       Modified Following Business Day
Current Payment Date             15-Apr-02
Current Calculation Date         9-Apr-02
Previous Payment Date            15-Mar-02
Previous Calculation Date        11-Mar-02
---------------------------------------------------------------------------------------------------

1. Account Activity Summary between Calculation Dates

---------------------------------------------------------------------------------------------------
                                      Prior          Deposits      Withdrawals      Balance on
                                     Balance                                     Calculation Date
                                    11-Mar-02                                        9-Apr-02
---------------------------------------------------------------------------------------------------
Expense Account                      3,915,787.48  14,214,331.00  (13,145,172.89)     4,984,945.59
Collection Account                 100,327,808.46  15,424,982.78  (23,176,156.46)    92,576,634.78
Aircraft Purchase Account                       -              -               -                 -

 - Liquidity Reserve cash balance   85,151,652.00     100,000.00   (2,078,000.00)    83,173,652.00
---------------------------------------------------------------------------------------------------
Total                              104,243,595.94  29,639,313.78  (36,321,329.35)    97,561,580.37
---------------------------------------------------------------------------------------------------

2. Analysis of Aircraft Purchase Account Activity
---------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                                     -
Interest Income                                                                                  -
Aircraft Purchase Payments                                                                       -
Economic Swap Payments                                                                           -
---------------------------------------------------------------------------------------------------
Balance on Current Calculation Date                                                              -
---------------------------------------------------------------------------------------------------

3. Analysis of Expenses Account Activity
---------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                          3,915,787.48
Transfer from Collection Account on previous Payment Date                             6,209,428.76
Permitted Aircraft Accrual                                                                       -
Interim Transfer from Collection Account                                              8,000,000.00
Interest Income                                                                           4,902.24
Balance on current Calculation Date
 - Payments on previous payment date                                                 (4,242,709.84)
 - Interim payments                                                                  (8,902,463.05)
 - Other
---------------------------------------------------------------------------------------------------
Balance on Current Calculation Date                                                   4,984,945.59
---------------------------------------------------------------------------------------------------

4. Analysis of Collection Account Activity
---------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                        100,327,808.46
Collections during period                                                            15,424,982.78
Transfer to Expense Account on previous Payment Date
 - Required Expense Amount                                                           (2,784,212.52)
 - Permitted Aircraft Modifications                                                              -
Interim Transfer to Expense Account                                                  (8,000,000.00)
Net Swap payments on previous Payment Date                                           (3,425,216.24)
Aggregate Note Payments on previous Payment Date                                     (8,966,727.70)
---------------------------------------------------------------------------------------------------
Balance on Current Calculation Date                                                  92,576,634.78
---------------------------------------------------------------------------------------------------

Analysis of Liquidity Reserve Amount
First Collection Account Reserve                                                     30,000,000.00
Second Collection Account Reserve                                                    35,000,000.00
Cash Held
 - Security Deposits                                                                 18,173,652.00
                                                                                 ------------------
 Liquidity Reserve Amount                                                            83,173,652.00
                                                                                 ------------------

A Liquidity Facility of $35 million is also available to AerCo as a primary eligible credit facility, but remains undrawn.
---------------------------------------------------------------------------------------------------




                                                            AERCO LIMITED
                                                       Report to Noteholders
                                          All amounts in US dollars unless otherwise state


Current Payment Date                   15-Apr-02
Current Calculation Date               9-Apr-02
Previous Payment Date                  15-Mar-02
Previous Calculation Date              11-Mar-02
----------------------------------------------------------------------------------------------------------------

Balance in Collection and Expense Account                                                         97,561,580.37
Liquidity Reserve Amount                                                                         (83,173,652.00)
                                                                                              ------------------
Available Collections                                                                             14,387,928.37
                                                                                              ==================

4. Analysis of Collection Account Activity (Continued)
----------------------------------------------------------------------------------------------------------------
Analysis of Current Payment Date Distributions

(I)          Total Required Expense Amount                                                         5,000,000.00
(II) a)      Class A Interest but excluding Step-up                                                1,727,008.67
     b)      Swap Payments other than subordinated swap payments                                   3,696,445.43
(iii)        First Collection Account top-up (Minimum liquidity reserve $30 m)                    30,000,000.00
(iv)         Class A Minimum principal payment                                                                -
(v)          Class B Interest                                                                        321,074.58
(vi)         Class B Minimum principal payment                                                        12,850.53
(vii)        Class C Interest                                                                        495,408.38
(viii)       Class C Minimum principal payment                                                                -
(ix)         Class D Interest                                                                        708,333.33
(x)          Class D Minimum principal payment                                                                -
(xi)         Second collection account top-up                                                     53,173,652.00
(xii)        Class A Scheduled principal                                                                      -
(xiii)       Class B Scheduled principal                                                             548,501.13
(xiv)        Class C Scheduled principal                                                             377,559.40
(xv)         Class D Scheduled principal                                                                      -
(xvi)        Permitted accruals for Modifications                                                             -
(xvii)       Step-up interest                                                                                 -
(xviii)      Class A Supplemental principal                                                        1,500,746.92
(xix)        Class E Primary Interest
(xx)         Class B Supplemental principal                                                                   -
(xxi)        Class A Outstanding Principal                                                                    -
(xxii)       Class B Outstanding Principal                                                                    -
(xxiii)      Class C Outstanding Principal                                                                    -
(xxiv)       Class D Outstanding Principal                                                                    -
(xxv)        Subordinated Swap payments                                                                       -
                                                                                              ------------------
             Total Payments with respect to Payment Date                                          97,561,580.37
             less collection Account Top Ups (iii) (b) and (xi) (b) above                         83,173,652.00
                                                                                              ------------------
                                                                                                  14,387,928.37
                                                                                              ==================
----------------------------------------------------------------------------------------------------------------




                                                            AERCO LIMITED
                                                       Report to Noteholders
                                          All amounts in US dollars unless otherwise state


Current Payment Date           15-Apr-02
Current Calculation Date       9-Apr-02
Previous Payment Date          15-Mar-02
Previous Calculation Date      11-Mar-02
-----------------------------------------------------------------------------------------------------------------------------------

5. Payments on the Notes by Subclass
-----------------------------------------------------------------------------------------------------------------------------------
                                            Subclass               Subclass                 Subclass                    Total
Floating Rate Notes                            A-2                   A-3                      A-4                      Class A
-----------------------------------------------------------------------------------------------------------------------------------
Applicable LIBOR                              1.90000%               1.90000%                   1.90000%
Applicable Margin                              0.3200%                0.4600%                    0.5200%
Applicable Interest Rate                      2.22000%               2.36000%                   2.42000%
Day Count                                      Act/360                Act/360                    Act/360
Actual Number of Days                               31                     31                         31
Interest Amount Payable                     260,528.21           1,148,205.56                 318,274.90
Step-up Interest Amount Payable                  NA                     NA                         NA
-----------------------------------------------------------------------------------------------------------------------------------
Total Interest Paid                         260,528.21           1,148,205.56                 318,274.90              1,727,008.67
-----------------------------------------------------------------------------------------------------------------------------------

Expected Final Payment Date                  15-Dec-05              15-Jun-02                  15-May-11
Excess Amortisation Date                     17-Aug-98              15-Feb-06                  15-Aug-00
-----------------------------------------------------------------------------------------------------------------------------------
Original Balance                        290,000,000.00         565,000,000.00             235,000,000.00
Opening Outstanding Principal Balance   136,283,283.55         565,000,000.00             152,731,224.25            854,014,507.81
-----------------------------------------------------------------------------------------------------------------------------------
Extended Pool Factors                           62.67%                100.00%                     88.37%
Pool Factors                                    51.41%                100.00%                     76.98%
-----------------------------------------------------------------------------------------------------------------------------------
Minimum Principal Payment                            -                      -                          -                         -
Scheduled Principal Payment                          -                      -                          -                         -
Supplemental Principal Payment              707,669.38                      -                 793,077.54              1,500,746.92
-----------------------------------------------------------------------------------------------------------------------------------
Total Principal Distribution Amount         707,669.38                      -                 793,077.54              1,500,746.92
-----------------------------------------------------------------------------------------------------------------------------------
Redemption Amount
- amount allocable to principal                                                                                                  -
- amount allocable to premium
-----------------------------------------------------------------------------------------------------------------------------------
Closing Outstanding Principal Balance   135,575,614.17         565,000,000.00             151,938,146.71            852,513,760.89
-----------------------------------------------------------------------------------------------------------------------------------




5. Payments on the Notes by Subclass (continued)
------------------------------------------------------------------------------------  ----------------------------------------------
                                         Subclass        Subclass          Total         Subclass        Subclass         Total
Floating Rate Notes                         B-1            B-2            Class B           C-1             C-2          Class C
------------------------------------------------------------------------------------  ----------------------------------------------
Applicable LIBOR                           1.90000%        1.90000%                        1.90000%        1.90000%
Applicable Margin                           0.6000%         1.0500%                         1.3500%         2.0500%
Applicable Interest Rate                   2.50000%        2.95000%                        3.25000%        3.95000%
Day Count                                   Act/360         Act/360                         Act/360         Act/360
Actual Number of Days                            31              31                              31              31
Interest Amount Payable                  141,959.43      179,115.15                      228,758.71      266,649.67
Step-up Interest Amount Payable                  NA             NA                               NA              NA
------------------------------------------------------------------------------------  ----------------------------------------------
Total Interest Paid                      141,959.43      179,115.15       321,074.58     228,758.71      266,649.67       495,408.38
------------------------------------------------------------------------------------  ----------------------------------------------

Expected Final Payment Date               15-Jul-13       15-Jun-08                       15-Jul-13       15-Jun-08
Excess Amortisation Date                  17-Aug-98       15-Aug-00                       17-Aug-98       15-Aug-00
------------------------------------------------------------------------------------  ----------------------------------------------
Original Balance                      85,000,000.00   80,000,000.00                   85,000,000.00   80,000,000.00
Opening Outstanding Principal Balance 65,942,444.88   70,510,062.72   136,452,507.60  81,740,084.85   78,394,348.73   160,134,433.58
------------------------------------------------------------------------------------  ----------------------------------------------
Extended Pool Factors                        86.87%          99.70%                          99.27%          99.52%
Pool Factors                                 80.67%          98.53%                          95.81%          97.65%
------------------------------------------------------------------------------------  ----------------------------------------------
Minimum Principal Payment                  6,210.19        6,640.35        12,850.53              -               -                -
Scheduled Principal Payment              265,070.29      283,430.84       548,501.13     197,707.17      179,852.24       377,559.40
Supplemental Principal Payment                    -               -                -              -               -                -
------------------------------------------------------------------------------------  ----------------------------------------------
Total Principal Distribution Amount      271,280.48      290,071.19       561,351.67     197,707.17      179,852.24       377,559.40
------------------------------------------------------------------------------------  ----------------------------------------------
Redemption Amount                                                                                 -               -
- amount allocable to principal                                                                   -               -
- amount allocable to premium                                                                     -               -
------------------------------------------------------------------------------------  ----------------------------------------------
Closing Outstanding Principal Balance 65,671,164.41   70,219,991.53   135,891,155.94  81,542,377.69   78,214,496.49   159,756,874.18
------------------------------------------------------------------------------------  ----------------------------------------------

-------------------------------------------------------
Fixed Rate Notes                         D-2
-------------------------------------------------------
Applicable Interest Rate                      8.50000%
Day count                                       30/360
Number of Days                                      30
Interest Amount Payable                     708,333.33
-------------------------------------------------------
Total Interest Paid                         708,333.33
-------------------------------------------------------
Expected Final Payment Date                  15-Mar-14
Excess Amortisation Date                     15-Jul-10
-------------------------------------------------------
Original Balance                        100,000,000.00
Opening Outstanding Principal Balance   100,000,000.00
-------------------------------------------------------
Extended Pool Factors                          100.00%
Expected Pool Factors                          100.00%
-------------------------------------------------------
Extended Amount                                      -
Expected Pool Factor Amount                          -
Surplus Amortisation
-------------------------------------------------------
Total Principal Distribution Amount                  -
-------------------------------------------------------
Redemption Amount                                    -
- amount allocable to principal                      -
                                       ----------------
- amount allocable to premium                        -
-------------------------------------------------------
Closing Outstanding Principal Balance   100,000,000.00
-------------------------------------------------------




                                                            AERCO LIMITED
                                                       Report to Noteholders
                                          All amounts in US dollars unless otherwise state


Current Payment Date         15-Apr-02
Current Calculation Date      9-Apr-02
Previous Payment Date        15-Mar-02
Previous Calculation Date    11-Mar-02
-----------------------------------------------------------------------------------------------------------------------------------

6. Floating Rate Note information for next Interest Accrual Period

Start of Interest Accrual Period        15-Apr-02
End of Interest Accrual Period          15-Apr-02
Reference Date                          11-Apr-02

--------------------------------------------------------------------------------------------------------------------
                                      A-2        A-3        A-4        B-1       B-2        C-1         C-2
--------------------------------------------------------------------------------------------------------------------
Applicable LIBOR                   1.86000%   1.86000%   1.86000%   1.86000%   1.86000%   1.86000%   1.86000%
Applicable Margin                   0.3200%    0.4600%    0.5200%    0.6000%    1.0500%    1.3500%    2.0500%
Applicable Interest Rate            2.1800%    2.3200%    2.3800%    2.4600%    2.9100%    3.2100%    3.9100%
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------
Fixed Rate Notes                           D-1
--------------------------------------------------
Actual Pool Factor                        100.00%
--------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------

7. Payments per $1,000 Inital Outstanding Principal Balance of Notes
---------------------------------------------------------------------------------------------------------------------------
(a) Floating Rate Notes                    A-2          A-3          A-4          B-1        B-2        C-1           C-2
---------------------------------------------------------------------------------------------------------------------------
Opening Outstanding Principal Balance  136,283.28   565,000.00   152,731.22   65,942.44   70,510.06   81,740.08   78,394.35
Total Principal Payments                   707.67            -       793.08      271.28      290.07      197.71      179.85
Closing Outstanding Principal Balance  135,575.61   565,000.00   151,938.15   65,671.16   70,219.99   81,542.38   78,214.50

Total Interest                             260.53     1,148.21       318.27      141.96      179.12      228.76      266.65
Total Premium                             0.0000%      0.0000%      0.0000%     0.0000%     0.0000%     0.0000%     0.0000%
----------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------
(b) Fixed Rate Notes                       D-2
--------------------------------------------------
Opening Outstanding Principal Balance  100,000.00
Total Principal Payments                        -
Closing Outstanding Principal Balance  100,000.00

Total Interest                             708.33
Total Premium                                   -
--------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------




                                                            AERCO LIMITED
                                                       Report to Noteholders
                                          All amounts in US dollars unless otherwise state


                                                                                       All amounts in millions
                                                                                        of US dollars unless
                                                                                          otherwise stated
----------------------------------------------------------------------------------------------------------------
                                                     July
                                                     2000                                Cumulative to Date
                                                       to                                    *Adjusted
                                                     Sept  Oct-Dec  Jan-Mar      Apr              base
                                                     2001     2001     2002     2002   Actual     case  Variance
----------------------------------------------------------------------------------------------------------------
                   CASH COLLECTIONS
 [1]               Lease Rentals                    217.6     45.4     45.4     16.7    325.1    325.1         -
 [2]                 - Renegotiated Leases           (3.0)    (2.8)    (2.1)    (1.3)    (9.2)       -      (9.2)
 [3]                 - Rental Resets                 (1.3)    (3.2)    (4.1)    (1.2)    (9.8)       -      (9.8)
                                                 ---------------------------------------------------------------
 [4] S [1]..[3]    Contracted Lease Rentals         213.3     39.4     39.2     14.2    306.1    325.1     (19.0)
 [5]               Movement in Current Arrears
                     Balance                         (0.8)    (2.4)     1.4      0.3     (1.5)       -      (1.5)
                   less Net Stress-related Costs
 [6]                - Bad Debts                         -        -        -        -        -     (3.3)      3.3
 [7]                - Security Deposits Drawn
                        Down                          0.5        -        -        -      0.5       -        0.5
 [8]                - Restructured Arrears            0.7      0.1     (1.3)    (0.3)    (0.8)     2.6      (3.4)
 [9]                - AOG                            (4.3)    (1.5)    (0.4)             (6.2)   (13.8)      7.6
[10]                - Other Leasing Income              -        -        -        -        -       -          -
[11]                - Repossession Costs             (0.3)       -        -        -     (0.3)    (2.6)      2.3
                                                 ---------------------------------------------------------------
[12] S [6]..[11]   sub-total                         (3.4)    (1.4)    (1.7)    (0.3)    (6.8)   (17.1)     10.3
[13] [4]+[5]+[12]  Net Lease Rentals                209.1     35.6     38.9      14.2   297.8    308.0     (10.2)
[14]               Interest Earned                    5.8      0.8      0.4      0.2      7.2      6.4       0.8
[15]               Drawings from Expense Account                                            -        -         -
                   Maintenance Receipts              22.6      4.5      3.6      1.1     31.8        -      31.8
                   Maintenance Payments             (11.8)    (1.8)    (3.9)    (6.9)   (24.4)       -     (24.4)
                                                 ---------------------------------------------------------------
[15]               Net Maintenance                   10.8      2.7     (0.3)    (5.8)     7.4        -       7.4

[16] S [13]..15]   Total Cash Collections           225.7     39.1     39.0      8.6    312.4    314.4      (2.0)
----------------------------------------------------------------------------------------------------------------
                   CASH EXPENSES
                   Aircraft Operating Expenses
[17]                - Insurance                      (0.1)       -        -     (0.3)    (0.4)       -      (0.4)
[18]                - Re-leasing and other
                        overheads                    (7.5)    (0.7)    (0.4)    (0.3)    (8.9)    (9.8)      0.9
                                                 ---------------------------------------------------------------
[19] [17]+[18]    subtotal                           (7.6)    (0.7)    (0.4)    (0.6)    (9.3)    (9.8)      0.5
                  SG&A Expenses
[20]              Aircraft Servicer Fees
                   - Retainer Fee                    (1.6)    (0.4)    (0.3)    (0.2)    (2.5)    (2.7)      0.2
                   - Rent Collected Fee              (1.9)    (0.4)    (0.4)    (0.1)    (2.8)    (3.1)      0.3
                   - Previous Servicer Fees          (1.8)                               (1.8)       -      (1.8)
                                                 ---------------------------------------------------------------
[21]              sub-total                          (5.3)    (0.8)    (0.7)    (0.3)    (7.1)    (5.8)     (1.3)
[22]              Other Servicer Fees               (13.1)    (0.4)    (1.2)    (0.3)   (15.0)    (7.6)     (7.4)
                                                 ---------------------------------------------------------------
[23] [21]+[22]    subtotal                          (18.4)    (1.2)    (1.9)    (0.6)   (22.1)   (13.4)     (8.7)
[24] [20]+[23]    Total Cash Expenses               (26.0)    (1.9)    (2.3)    (1.2)   (31.4)   (23.2)     (8.2)
----------------------------------------------------------------------------------------------------------------
                  NET CASH COLLECTIONS
[25] [17]         Total Cash Collections            225.7     39.1     39.0      8.6    312.4    314.4      (2.0)
[26] [24]         Total Cash Expenses               (26.0)    (1.9)    (2.3)    (1.2)   (31.4)   (23.2)     (8.2)
[27]              Movement in Expense Account         6.0      1.2      0.3      1.7      9.2        -       9.2
[28]              Interest Payments                (111.6)   (12.0)    (9.3)    (3.3)  (136.2)  (174.1)     37.9
[29]              Swap Payments                     (12.1)    (9.3)   (10.7)    (3.3)   (35.4)     3.6     (39.0)
[30]              Proceeds from sale of aircraft     50.5        -        -        -     50.5     51.1      (0.6)
                                                 ---------------------------------------------------------------
[31] S [25]..[30] TOTAL                             132.5     17.1     17.0      2.5    169.1    171.8      (2.7)
                                                 ===============================================================
[32]              PRINCIPAL PAYMENTS
                  subclass A                        115.6     14.4     14.4      1.5    145.9    148.4      (2.5)
                  subclass B                         14.8      1.8      1.7      0.6     18.9     19.1      (0.2)
                  subclass C                          2.1      0.9      0.9      0.4      4.3      4.3         -
                  subclass D                            -        -        -        -        -        -         -
                                                 ---------------------------------------------------------------
                  Total                             132.5     17.1     17.0      2.5    169.1    171.8      (2.7)
                                                 ===============================================================
                  Debt Balances
                  subclass A                        882.8    868.4    854.0    852.5    852.5    850.0       2.5
                  subclass B                        140.0    138.2    136.5    135.9    135.9    135.7       0.2
                  subclass C                        162.0    161.1    160.2    159.8    159.8    159.8         -
                  subclass D                        100.0    100.0    100.0    100.0    100.0    100.0         -
                                                 ---------------------------------------------------------------
                  TOTAL                           1,284.8  1,267.7  1,250.7  1,248.2  1,248.2  1,245.5       2.7
                                                 ===============================================================

                   * Adjusted Base Case are July 2000 Prospectus Base Case cashflows adjusted for aircraft sales.

[Table -- to be continued]


[Table -- continued]
                                                    Dollar amounts express
                                                       as a percentage
                                                 2000 Base Case Lease Rentals
-----------------------------------------------------------------------------

                                                      Cumulative to Date
                                                          *Adjusted
                                                               base
                                                    Actual     case  Variance
-----------------------------------------------------------------------------
                   CASH COLLECTIONS
 [1]               Lease Rentals                   100.0%    100.0%      0.0%
 [2]                 - Renegotiated Leases          (2.8%)     0.0%     (2.8%)
 [3]                 - Rental Resets                (3.0%)     0.0%     (3.0%)
-----------------------------------------------------------------------------
 [4] S [1]..[3]    Contracted Lease Rentals         94.2%    100.0%     (5.8%)
 [5]               Movement in Current Arrears
                     Balance                        (0.5%)     0.0%     (0.5%)
                   less Net Stress-related Costs
 [6]                - Bad Debts                      0.0%     (1.0%)     1.0%
 [7]                - Security Deposits Drawn
                        Down                         0.2%      0.0%      0.2%
 [8]                - Restructured Arrears          (0.2%)     0.8%     (1.0%)
 [9]                - AOG                           (1.9%)    (4.2%)     2.3%
[10]                - Other Leasing Income           0.0%      0.0%      0.0%
[11]                - Repossession Costs            (0.1%)    (0.8%)     0.7%
-----------------------------------------------------------------------------
[12] S [6]..[11]   sub-total                        (2.1%)    (5.3%)     3.2%
[13] [4]+[5]+[12]  Net Lease Rentals                91.6%     94.7%     (3.1%)
-----------------------------------------------------------------------------
[14]               Interest Earned                   2.2%      2.0%      0.2%
[15]               Drawings from Expense Account     0.0%      0.0%      0.0%
                   Maintenance Receipts              9.8%      0.0%      9.8%
                   Maintenance Payments             (7.5%)     0.0%     (7.5%)
[15]               Net Maintenance                   2.3%      0.0%      2.3%

[16] S [13]..15]   Total Cash Collections           96.1%     96.7%     (0.6%)
                   CASH EXPENSES
                   Aircraft Operating Expenses
[17]                - Insurance                     (0.1%)     0.0%     (0.1%)
[18]                - Re-leasing and other
                        overheads                   (2.7%)    (3.0%)     0.3%
-----------------------------------------------------------------------------
[19] [17]+[18]    subtotal                          (2.9%)    (3.0%)     0.2%
-----------------------------------------------------------------------------
                  SG&A Expenses
[20]              Aircraft Servicer Fees
                   - Retainer Fee                   (0.8%)    (0.8%)     0.1%
                   - Rent Collected Fee             (0.9%)    (1.0%)     0.1%
                   - Previous Servicer Fees         (0.6%)     0.0%     (0.6%)
-----------------------------------------------------------------------------
[21]              sub-total                         (2.2%)    (1.8%)    (0.4%)
[22]              Other Servicer Fees               (4.6%)    (2.3%)    (2.3%)
-----------------------------------------------------------------------------
[23] [21]+[22]    subtotal                          (6.8%)    (4.1%)    (2.7%)
[24] [20]+[23]    Total Cash Expenses               (9.7%)    (7.1%)    (2.5%)
-----------------------------------------------------------------------------
                  NET CASH COLLECTIONS
[25] [17]         Total Cash Collections            96.1%     96.7%     (0.6%)
[26] [24]         Total Cash Expenses               (9.7%)    (7.1%)    (2.5%)
[27]              Movement in Expense Account        2.8%      0.0%      2.8%
[28]              Interest Payments                (41.9%)   (53.6%)    11.7%
[29]              Swap Payments                    (10.9%)     1.1%    (12.0%)
[30]              Proceeds from sale of aircraft    15.5%     15.7%     (0.2%)
-----------------------------------------------------------------------------
[31] S [25]..[30] TOTAL                             52.0%     52.8%     (0.8%)
=============================================================================
-----------------------------------------------------------------------------
[32]              PRINCIPAL PAYMENTS
                  subclass A                        44.9%     45.6%     (0.8%)
                  subclass B                         5.8%      5.9%     (0.1%)
                  subclass C                         1.3%      1.3%      0.0%
                  subclass D                         0.0%      0.0%      0.0%
-----------------------------------------------------------------------------
                  Total                             52.0%     52.8%     (0.8%)
=============================================================================
-----------------------------------------------------------------------------




                                                            AERCO LIMITED
                                                       Report to Noteholders
                                          All amounts in US dollars unless otherwise state


-----------------------------------------------------------------------------------------------------------------------------------
Note:             Report Line Name                       Description
-----------------------------------------------------------------------------------------------------------------------------------
                  CASH COLLECTIONS
 [1]               Lease Rentals                        Assumptions per the July 2000 Prospectus adjusted for aircraft sales
 [2]                - Renegotiated Leases               Change in contracted rental cash flow caused by a renegotiated lease
 [3]                - Rental Resets                     Re-leasing events where new lease rate deviated from the 2000 Base Case
 [4]  S [1]..[3]  Contracted Lease Rentals              Current Contracted Lease Rentals due as at the latest Calculation Date

 [5]              Movement in Current Arrears Balance   Current contracted lease rentals not received as at the latest Calculation
                                                        Date, excluding Bad debts

                  less Net Stress related Costs
 [6]               - Bad debts                          Arrears owed by former lessees and deemed irrecoverable.
 [7]               - Security deposits drawn down       Security deposits received following a lesse default
 [8]               - Restructured arrears
 [9]               - AOG                                Lost of rental due to an aircraft being off-lease and non-revenue earning
[10]               - Other Leasing Income               Includes lease termination payments, rental guarantees and late payments charges
[11]               - Repossession                       Legal and technical costs incurred in repossessing aircraft.
[12]  S [6]..[11] sub-total

[13] [4]+[5]+[12] Net Lease Rentals                     Contracted Lease Rentals less Movement in Current Arrears Balance and
                                                        Net Stress related costs

[14]              Interest Earned                       Interest earned on monthly cash balances
[15]              Net Maintenance                       Maintenance Revenue Reserve received less and reimbursements to lessees.
[16] S [13]..[15] Total Cash Collections                Net Lease Rentals + Interest Earned + Net Maintenance
-----------------------------------------------------------------------------------------------------------------------------------
                  CASH EXPENSES
                  Aircraft Operating Expenses           All operational costs related to the leasing of aircraft.
[17]               - Insurance                          Premium for contingent insurance policies
[18]               - Re-leasing and other               Costs associated transferring an aircraft from one lessee to another
[19]   [17]+[18]  subtotal

                  SG&A Expenses
[20]              Aircraft Servicer Fees                Monthly and annual fees paid to Aircraft Servicer
                   - Base Fee                           Fixed amount per month per aircraft
                   - Rent Contracted Fee                1.00% of rental contracted for the month
                   - Rent Collected Fee                 1.25% of rental received for the month
                   - Previous Servicer Fees             Fees paid to the previous Servicer of AerCo
[21]     [20]     subtotal
[22]              Other Servicer Fees                   Administrative Agent, trustee and professional fees paid to other service providers.
[23]   [21]+[22]  subtotal

[24]   [19]+[23]  Total Cash Expenses                   Aircraft Operating Expenses + SG&A Expenses
-----------------------------------------------------------------------------------------------------------------------------------
                  NET CASH COLLECTIONS
[25]     [16]     Total Cash Collections                line 16 above
[26]     [24]     Total Cash Expenses                   line 24 above
[27]              Movement in Expense Account           Movement in Expense Account
[28]              Interest Payments                     Interest paid on all outstanding debt
[29]              Swap payments                         Net swap payments (paid) /received
[30]              Proceeds from Aircraft Sales          Proceeds, net of fees and expenses, from the sale of aircraft
[31] S [25]..[30] Exceptional Items                     Includes adjustment for aircraft included in the Basecase but not acquired by AerCo
                  TOTAL
-----------------------------------------------------------------------------------------------------------------------------------




                                                            AERCO LIMITED
                                                       Report to Noteholders
                                          All amounts in US dollars unless otherwise state


-----------------------------------------------------------------------------------------------------------------------------------
        Coverage Ratios                                                       2000
                                                Closing       Actual    *Adjusted Base Case
-----------------------------------------------------------------------------------------------------------------------------------
        Net Cash Collections                                   169.1          171.8
        Add Back Interest                                      136.2          174.1
        Add Back Swap Payments                                  35.4           (3.6)
a       Net Cash Collections                                   340.7          342.3

b       Swaps                                                   35.4           (3.6)
c       Class A Interest                                        80.8          113.8
d       Class A Minimum                                         30.5           37.9
e       Class B Interest                                        13.7           18.8
f       Class B Minimum                                          8.4            8.4
g       Class C Interest                                        17.6           23.6
h       Class C Minimum                                            -              -
I       Class D Interest                                        14.9           14.9
j       Class D Minimum                                            -              -
k       Class A Scheduled                                          -              -
l       Class B Scheduled                                        9.9           10.7
m       Class C Scheduled                                        4.3            4.4
n       Class D Scheduled                                          -              -
o       Permited Aircraft Modifications
p       Class A Supplemental                                   115.4          110.4
                                                             -------------------------------
        Total                                                  330.9          339.3
                                                             -------------------------------

   [1]  Interest Coverage Ratio
        Class A                                                 2.93           3.11  = a/(b+c)
        Class B                                                 2.12           2.05  = a/(b+c+d+e)
        Class C                                                 1.83           1.72  = a/(b+c+d+e+f+g)
        Class D                                                 1.69           1.60  = a/(b+c+d+e+f+g+h+i)

   [2]  Debt Coverage Ratio
        Class A                                                 1.69           1.60  = a/(b+c+d+e+f+g+h+i+ j+k)
        Class B                                                 1.61           1.52  = a/(b+c+d+e+f+g+h+i+j+k+l)
        Class C                                                 1.58           1.50  = a/(b+c+d+e+f+g+h+i+j+k+l+m)
        Class D                                                 1.58           1.50  = a/(b+c+d+e+f+g+h+i+j+k+l+m+n)

        Loan-to-Value Ratios

                                         --------------------------------------------------------
                                          2000 Base Case         Actual  2000 *Adjusted Base Case
                                               17-Jul-00      15-Apr-02                 15-Apr-02
                                         --------------------------------------------------------
   [3]  Assumed Portfolio Value             1,566.7           1,371.1           1,371.1
        Adjusted Portfolio Value (105%)                       1,357.4

        Liquidity Reserve Amount
        Cash                                   65.0              65.0              65.0
          - Accrued Expenses                    5.0               5.0               5.0
          - Security Deposits                  22.4              18.2              22.4
                                          ---------          --------         ---------
        subtotal cash                          92.4              88.2              92.4
         Letters of Credit                        -                 -                 -
                                          ---------          --------         ---------
        Total Liquidity Reserve                92.4              88.2              92.4

   [4]  Total Asset Value                   1,659.1           1,445.6           1,463.5

        Note Balance
        Class A                               998.4  60.2%      852.5  59.0%      850.0  58.1%
        Class B                               154.8  69.5%      135.9  68.4%      135.7  67.4%
        Class C                               164.1  79.4%      159.8  79.4%      159.8  78.3%
        Class D                               100.0  85.4%      100.0  86.3%      100.0  85.1%
                                          ---------          --------         ---------
        Total                               1,417.3           1,248.2           1,245.5
------------------------------------------------------------------------------------------------------------------------------------
            * Adjusted Base Case are July 2000 Prospectus Base Case cashflows adjusted for aircraft sales.


[1] Interest Coverage Ratio is equal to Net Cash Collections, before Interest and swap payments, expressed as a ratio of the swap costs and interest payable on each subclass of Notes plus the interest and minimum principal payments payable on each subclass of Notes that rank senior in priority of payment to the relevant subclass of Notes.

[2] Debt Service Ratio is equal to Net Cash Collections before interest and swap payments, expressed as a ratio of the interest and minimum and scheduled principal payments payable on each subclass of Notes plus the interest and minimum and scheduled principal payments payable on each subclass of Notes that ranks equally with or senior to the relevant subclass of Notes in the priority of payments.

[3] Assumed Portfolio Value represents the Inital Appraised Value of each aircraft in the Portfolio multipled by the Depreciation Factor at Calculation date divided by the Depreciation Factor at Closing date.

[4] Total Asset Value is equal to Total Portfolio Value plus Liquidity